EXHIBIT 99.1

Vicinity Motor Corp. Issues Shareholder Letter and Provides Corporate Update

VANCOUVER, BC - January 18, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today issued a letter to shareholders from CEO and Founder William Trainer.

Dear Shareholders,

2023 was a year of diversification and expansion for Vicinity, underscored by the success of the VMC 1200 product line and ongoing growth in the electric vehicle (EV) market, bolstered by a growing cadence of sales momentum across all of our product lines. In 2008, we set out with a vision to set us apart from other bus manufacturers in North America by focusing on the “mid-size” bus range with our Vicinity bus product line. Today, we have evolved to capture a leading position in the EV market with an expanding portfolio of electric buses and trucks to lead fleets across North America into a more sustainable future.

Production is Underway at U.S. Manufacturing Campus in Ferndale, Washington

Late last year we commenced operations at our newly constructed, state-of-the-art, 100,000 square foot U.S. Manufacturing Campus in Ferndale, Washington. Operations at the Ferndale Campus will include vehicle assembly and upfitting, “Buy America” compliant assembly, pre-delivery inspections, research and development, as well as general technical and servicing work. Less than 20 miles south of VMC’s headquarters in Aldergrove, B.C., the campus also improves access to nearby port, rail and truck shipping and receiving infrastructure. The Ferndale Campus was designed to meet our current and future production needs with an annual assembly capacity of up to 6,250 VMC 1200 all-electric trucks. At our grand opening ceremony, Washington State Governor Jay Inslee was in attendance and applauded Vicinity for supporting fleet operators’ decarbonization initiatives alongside economic diversification and job growth for the region’s skilled workforce.

Building a North American Dealer Network for the VMC 1200

The VMC 1200 pulls upon our growing EV expertise to address the significant urban delivery and medium duty truck markets, providing a highly competitive all-electric Class 3 vehicle. The VMC 1200 truck is appealing to commercial customers in urban delivery and other applications and is being sold through our growing network of existing dealerships – allowing us to leverage their pre-existing fleet customer relationships and expedite adoption continent-wide. We have already seen significant success in Canada and are laying the groundwork to enter the U.S. market in the near-term as well.

Our dealer network development partnership with Dealer Solutions Mergers and Acquisitions (DSMA) – the premier transaction originator and advisor in the North American automotive and heavy equipment sectors – has given us an ability to reach most any dealer in Canada or the United States. As part of these efforts, we’ve signed several exciting distribution agreements with leaders in their respective regions, with many additional high-quality prospects on both sides of the border. Their efforts, when paired with the continued cadence of sales execution by our very own Brent Phillips, have proven to be extremely impactful.

To that end, the Company is pleased to announce the appointment of Brent Phillips to the title of Vice President of Sales.

In December 2023 we entered the Quebec Market with a VMC 1200 distribution agreement with Quebec-based Complexe EV – a new EV-specific dealership by the owners of the successful Lussier Chevrolet Buick GMC Ltée – including an initial purchase of 25 vehicles. We expect strong sales in this region in particular, having recently been approved by the Quebec Ministry of Transport and Sustainable Mobility for the VMC 1200 to be included in its Écocamionnage Program. The program incentivizes the electrification of the commercial freight and heavy vehicle transportation industry with a robust CAD$85,000 per vehicle rebate to VMC 1200 buyers in Quebec.

As part of our efforts to showcase the robust variety of use cases for our VMC 1200 vehicles, we entered into a strategic collaboration with Lafarge Canada – Canada’s largest provider of sustainable and innovative building materials – to electrify Lafarge’s truck fleet and reduce their carbon footprint with VMC 1200 trucks. Lafarge Canada initially deployed two all-electric VMC 1200 trucks in its British Columbia Aggregates and Ready Mix Operations, signaling a paradigm shift towards sustainable transportation solutions. Following the strong performance of the VMC 1200 in this role, Lafarge recently placed a larger follow on order for additional vehicles.

Automated EV Transit Bus Collaboration with ADASTEC

As we shifted towards EVs in 2023, we saw a significant increase in inbound interest from the industry. We booked initial orders for our all-electric transit bus – the Vicinity Lightning™ EV – from tier-1 customers such as Calgary Transit, Honolulu International Airport and Billy Bishop Toronto City Airport.

As part of our ongoing initiative to find innovative new commercial partnerships where we can leverage the established technical expertise of third-party partners, we announced a collaboration with automated transit bus software provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV. This landmark initiative is set to be the first of its kind in North America, bringing together our expertise in medium-duty, accessible, fully electrified low-floor transit vehicles with ADASTEC’s SAE Level-4 automated driving software platform.

We have already entered into an agreement to deploy Autonomous Lightning EVs at both the Buffalo Niagara Medical Campus and at Michigan State University in the second quarter of 2024, showcasing our next-generation electric transit bus outfitted with ADASTEC’s cutting edge automation technology. Together, we aim to find innovative new ways to revolutionize the mobility sector and make a lasting impact on communities and their passengers.

Showcasing our Next-Generation EVs at Tier-1 Industry Conferences Across North America

Throughout last year, we garnered continued interest in our EV lineup at some of largest industry conferences and events in North America, introducing thousands of attendees to the benefits of our new EV platforms. We showcased the VMC 1200, upfitted by our partner EAVX with a Reading truck utility body, at the Advanced Clean Transportation Expo, the premier annual event showcasing the latest technologies, fuels, services, and vehicles driving the transition to low- and zero-emission transportation.

We also exhibited the Vicinity Lightning™ at the American Public Transportation Association (APTA) TRANSform Conference & EXPO, the world’s most comprehensive public transportation showcase of technology, products, and services. Finally, we brought both the VMC 1200 and Vicinity Lightning™ to the Fully Charged LIVE Canada event, a premier resource for electric vehicles with over 4 million viewers per month on its channel. Efforts such as these are critical to building and maintaining thought leadership during our electrification journey, leveraging our existing mindshare in the industry to showcase our next-generation offerings.

Strong Legacy of Market Leadership with the Vicinity™ Classic Transit Bus

Our history of North American market leadership in the mid-sized heavy-duty transit bus segment continued to provide a solid recurring customer base for our transit bus business, with continued strong order momentum for the Vicinity™ Classic transit bus. Orders during 2023 for the Vicinity™ Classic included 42 from Transdev, four from Simcoe County in Ontario, Canada, and four from the Village of New Square, New York.

From large public transportation systems to small communities, many of these transit authorities are evaluating EVs to supplement or replace their conventional diesel fleets in service today. With our established relationships, we can continue to serve as comprehensive provider that fulfills immediate needs as well as long-term sustainability targets for public transit operators everywhere.

Final Thoughts & 2024 Outlook

Taken together, we have assembled one of the most comprehensive commercial EV product portfolios in existence today. Our efforts have set the stage for a strong 2024 with ongoing sales initiatives across our vehicle lines and a strong cadence of new dealership growth in North America. Order backlog as of September 30, 2023 exceeded $150 million – the vast majority of which are for electric vehicles. We are currently laser focused on operational execution as we ramp up production in Ferndale to address the significant demand we see in the marketplace today.

Looking ahead – with improving margins, a growing sales funnel and record backlog – we are positioning Vicinity for an exceptional 2024. Market fundamentals and strong macro-economic tailwinds continue to support commercial EV adoption and our underlying business strategy. Government incentives, corporate sustainability goals and declining cost of ownership are translating into surging EV adoption rates as fleet customers in North America continue to accelerate their electrification efforts. Vicinity is well positioned to be the commercial EV supplier of choice for many.

I would like to sincerely thank all of our shareholders, partners, and staff for your continued support as we strive to create sustainable, long-term value for you and your communities.

Sincerely,

William Trainer

Founder and CEO
Vicinity Motor Corp.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas A. Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.